AIP Alternative Strategies Funds

Attachment 77C

Results of Special Meeting of Shareholders

On September 27, 2004, a Special Meeting of Shareholders of the Alpha Hedged Strategies Fund, a series of AIP Alternative Strategies Funds (the “Fund”) was held at 701 Westchester Avenue, Suite 205-W, White Plains, New York 10604. As of August 4, 2004, the record date, outstanding shares of the Fund were 1,668,385. Holders of the 1,630,624 shares of the Fund were present at the meeting either in person or by proxy. These holders, as being holders of a majority of the outstanding shares of the Fund, constituted a quorum. The shareholders voted on three proposals.

The shareholders approved a new Investment Advisory agreement between Alternative Investment Partners, LLC and the Fund, approved a Portfolio Research Consultant agreement among Trust Advisors, LLC, Alternative Investment Partners, LLC and the Fund and elected five Trustees to the Board of Trustees.

The following table provides information concerning the matters voted on at the meeting:

I.	Approval of the new Investment Advisory Agreement between Alternative Investment Partners, LLC and the Fund

Votes For Votes Against Votes Abstained Broker Non-Votes
1,630,624 0 0 0

II.	Approval of Portfolio Research Consultant Agreement among Trust Advisors, LLC, Alternative Investment Partners, LLC and the Fund

Votes For Votes Against Votes Abstained Broker Non-Votes
1,630,624 0 0 0

III.	Election of Trustees

Nominee Votes For Votes Against
Joseph E. Breslin …………………… 1,630,624 0
Robert Anderson
Joyce P. Montgomery Rocklin
Thomas Mann
Stephen Bondi